Exhibit 99.1

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Announcement on Election of Employee Representative Supervisor

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 4 May 2023 in relation to the resignation of chairman of the supervisory committee of the Company.

In accordance with the relevant regulations of the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”), on 10 May 2023, the staff association of the Company through democratic election procedure elected Ms. Xie Li as employee representative supervisor of the Company, for a term of office which is the same as the current session of the supervisory committee. The remuneration of Ms. Xie Li will not be covered in the supervisor’s service contract. Her remuneration will be determined pursuant to the Measures for the Payment of Remuneration for Directors, Supervisors and Senior Management of the Company and disclosed in the annual report of the Company for the corresponding year.

The biography of Ms. Xie Li is set out below:

Xie Li, female, born in October 1974, is currently Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. Ms. Xie started her career in August 1994. She served as Deputy Secretary of the Youth League Committee and Deputy Head of the Youth Affairs Department (青年工作部), Secretary of the Youth League Committee and Head of the Youth Affairs Department, Vice President of Labour Union (work assignment) of Sinopec Changling Refining & Chemical Company, Director of General Manager Office and Vice President of Labour Union of Sinopec Changling Refining & Chemical Company, Director of General Manager Office (Party Committee Office), Director of Foreign Affairs Office of Sinopec Changling Refining & Chemical Company, etc. Ms. Xie was Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and President of Labour Union of Baling Branch of China Petroleum & Chemical Corporation from April 2019 to December 2020. She served as supervisor of Sinopec Baling Petrochemical Co., Ltd from February 2020 to December 2020, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee, President of Labour Union and supervisor of Sinopec Baling Petrochemical Co., Ltd. from December 2020 to April 2023, and Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company since April 2023. Ms. Xie, majoring in business administration, graduated from Central South University in November 2012 with a master’s degree in business administration. She is a senior political engineer by professional title.

Save as disclosed above, Ms. Xie Li (i) did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. Ms. Xie Li has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Save as disclosed above, the Company is not aware of any information in respect of Ms. Xie Li that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 11 May 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.